UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

International Baler Corporation

(Name of Issuer)

Common Stock – $.01 par value per share

(Title of Class of Securities)

459041-10-9

(CUSIP Number)

Angela M. Darlington

1909 S Main Street

P.O. Box 218

Upland, Indiana 46989

(765) 998-8100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 2 of 8

1	NAME OF REPORTING PERSON Leland E. Boren 2012 Revocable Delaware Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,818,924 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,818,924 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,818,924 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.0%
14	TYPE OF REPORTING PERSON OO

(1)	Includes 4,818,924 shares of common stock, par value $0.01 per share (“Common Stock”), of International Baler Corporation owned by AIC Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Avis Industrial Corporation (“Avis”). The Leland E. Boren 2012 Revocable Delaware Trust (the “Trust”), as the controlling shareholder of Avis, may be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock beneficially owned by Merger Sub. The Trust disclaims beneficial ownership of the shares owned by Merger Sub except to the extent of its pecuniary interest therein.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 3 of 8

1	NAME OF REPORTING PERSON Avis Industrial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,818,924 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,818,924 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,818,924 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.0%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 4,818,924 shares of common stock, par value $0.01 per share (“Common Stock”), of International Baler Corporation owned by AIC Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of the Reporting Person. As the sole stockholder of the Merger Sub, the Reporting Person may be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock beneficially owned by Merger Sub. The Reporting Person disclaims beneficial ownership of the shares owned by Merger Sub except to the extent of its pecuniary interest therein.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 4 of 8

1	NAME OF REPORTING PERSON AIC Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,818,924
	8	SHARED VOTING POWER 4,818,924 (1)
	9	SOLE DISPOSITIVE POWER 4,818,924
	10	SHARED DISPOSITIVE POWER 4,818,924 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,818,924 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.0%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 4,818,924 shares of common stock, par value $0.01 per share (“Common Stock”), of International Baler Corporation owned by the Reporting Person. Avis Industrial Corporation (“Avis”), the sole stockholder of the Reporting Person, may be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock beneficially owned by the Reporting Person. In addition, The Leland E. Boren 2012 Revocable Delaware Trust (the “Trust”), as the controlling shareholder of Avis, may be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock beneficially owned by the Reporting Person. Each of Avis and the Trust disclaims beneficial ownership of the shares owned by the Reporting Person except to the extent of its pecuniary interest therein.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 5 of 8

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the Schedule 13D, filed with the U.S. Securities and Exchange Commission on April 29, 2019, by the Estate of Leland E. Boren (the “Estate”) and Avis Industrial Corporation, an Indiana corporation (“Avis”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”) of International Baler Corporation, f/k/a Waste Technology Corp., a Delaware corporation (the “Issuer”), which Schedule 13D was previously amended on February 24, 2021, September 3, 2021 and March 29, 2022. On April 20, 2022, Avis and AIC Merger Sub, Inc., a wholly-owned subsidiary of Avis (“Merger Sub”), commenced a tender offer (the “Offer”) for all of the issued and 613,766 outstanding shares of Common Stock not owned by Avis. The Offer expired on May 19, 2022, at which time, Merger Sub accepted for payment a total of 613,766 shares of Common Stock that were validly tendered into the Offer and not withdrawn. On May 25, 2022, in order to facilitate the merger of Merger Sub with and into the Issuer as contemplated by the Merger Agreement (the “Merger”), Avis contributed to Merger Sub the 4,205,158 shares of Common Stock owned by Avis.

STATEMENT ON SCHEDULE 13D/A

All information herein with respect to the Issuer is to the best knowledge and belief of the Reporting Persons as defined herein.

Item 1. – SECURITY AND ISSUER

No material change.

Item 2. – IDENTITY AND BACKGROUND

(a)	This Amendment No. 4 is filed by The Leland E. Boren 2012 Revocable Delaware Trust (the “Trust”), Avis Industrial Corporation, an Indiana corporation (“Avis”), and AIC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Avis (“Merger Sub” and, together with the Trust and Avis, the “Reporting Persons”). The Reporting Persons are filing jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The business address of the Leland E. Boren 2012 Revocable Delaware Trust is c/o Arden Trust Company, 2751 Centerville Road, Suite 400 Wilmington DE 19808. The principal business address and principal office address of each of Avis Industrial Corporation and AIC Merger Sub, Inc. is 1909 S. Main Street, Upland, Indiana 46989.

(c)	The late Mr. Boren was formerly the CEO, President, and Chairman of the Board of Avis Industrial Corporation. Mr. Boren was elected to the Board of Directors of the Issuer on March 9, 2005 and subsequently elected to a three-year term as a Director by the shareholders of the Issuer at their annual meeting on June 2, 2005, and re-elected in 2008, 2011, 2014 and 2017. Prior to the distribution of its assets, the Estate of Leland E. Boren was the controlling shareholder of Avis Industrial Corporation. Following such distribution on March 10, 2022, the Leland E. Boren 2012 Revocable Delaware Trust became the controlling shareholder of Avis.

Avis Industrial Corporation’s principal business is to manufacture a broad range of products to serve the automotive, metalworking, off-highway, construction, energy, aerospace, recycling and consumer industries.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 6 of 8

AIC Merger Sub, Inc. was formed by Avis for purposes of facilitating the transactions contemplated by the Merger Agreement.

(d)	None of the Reporting Persons nor the persons listed in Schedule A, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons nor the persons listed in Schedule A, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Leland E. Boren 2012 Revocable Delaware Trust is being administered pursuant to the laws of the State of Delaware in the United States of America. Avis Industrial Corporation is a corporation organized under the laws of the State of Indiana in the United States of America. AIC Merger Sub, Inc. is a corporation organized under the laws of the State of Delaware in the United States of America. All of the persons listed in Schedule A are citizens of the United States of America.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Avis Industrial Corporation and AIC Merger Sub, Inc. are set forth in Schedule A hereto and are incorporated herein by reference.

Item 3. – SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No material change.

Item 4. – PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is further supplemented by the addition of the following:

Final Results of the Offer and the Completion of the Merger.

At 5:00 P.M., New York City time, on May 19, 2022, the Offer expired as scheduled and was not extended. Merger Sub was advised by the Depositary that, as of the expiration date, a total of 613,766 Shares were validly tendered into the Offer and not validly withdrawn, representing approximately 62.7% of the Shares outstanding as of the expiration date, excluding the Shares owned by Avis. All conditions to the Offer having been satisfied, Merger Sub accepted and promptly made payment for all Shares validly tendered into and not validly withdrawn from the Offer.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Tender Condition for Merger (as defined in the Merger Agreement). Following Merger Sub’s purchase of the tendered shares of Common Stock, Avis and Merger Sub intend to complete the acquisition of the Issuer through the Merger without a meeting of the stockholders of the Issuer in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock that is not owned by Avis, Merger Sub, the Issuer, or any stockholders of the Issuer who properly demanded appraisal pursuant to Section 262 of the DGCL in connection with the Merger will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Each share of Common Stock owned by Avis, Merger Sub and the Issuer immediately prior to the Effective Time will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 7 of 8

Following the Merger, the Issuer intends to deregister the Common Stock under the Securities Exchange Act of 1934, as amended.

Except as set forth herein or in the Merger Agreement and in connection with the Offer and the Merger described above, Avis and Merger Sub have no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D.

Item 5. – INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)  As set forth in this Amendment No. 4, Merger Sub currently owns, has the sole power to vote and the sole power to dispose of 4,818,924 shares of Common Stock of the Issuer, representing 93.0% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of May 19, 2022). While Avis is the sole stockholder of Merger Sub and the Trust is the controlling shareholder of Avis, each disclaims beneficial ownership of the shares of Common Stock held by Merger Sub except to the extent of its pecuniary interest therein.

(c)            Other than in connection with the Offer, the Merger and any other transactions described in this Amendment, the Reporting Persons or, to the knowledge of the Reporting Persons, any persons listed on Schedule A, have not effected any transactions in the Common Stock during the preceding 60 days.

(d)  Not applicable.

(e)  At the Effective Time, all shares of Common Stock owned by Merger Sub will be canceled and cease to exist, with no consideration delivered in exchange therefor. Accordingly, at such time, Merger Sub will cease to be the beneficial owner of any shares of Common Stock.

Item 6. – CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No material change.

Item 7. – MATERIAL TO BE FILED AS EXHIBITS

No material change.

[SIGNATURE PAGE FOLLOWS]

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2022

LELAND E. BOREN 2012 REVOCABLE DELAWARE TRUST

By:	/s/ Martha R. Songer
Name:	Martha R. Songer
Title:	Investment Direction Adviser

By:	/s/ Angela M. Darlington
Name:	Angela M. Darlington
Title:	Investment Direction Adviser

AVIS INDUSTRIAL CORPORATION

By:	/s/ Angela M. Darlington
Name:	Angela M. Darlington, Vice President-Secretary

AIC MERGER SUB, INC.

By:	/s/ Angela M. Darlington
Name:	Angela M. Darlington, Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each director and executive officer, as applicable, of the Reporting Persons. All executive officers and directors listed in this Schedule A are U.S. citizens.

Avis Industrial Corporation:

Ronald L. McDaniel Director, Chairman 1909 S. Main Street Upland, IN 46989	John G. Kuhnash Vice President and Chief Financial Officer 1909 S. Main Street Upland, IN 469889

Gregory L. King President and Chief Executive Officer 1909 S. Main Street Upland, IN 46989	Peggy L. Sheets Vice President-Benefits & Insurance 1909 S. Main Street Upland, IN 46989

Angela M. Darlington Director, Vice President-Secretary 1909 S. Main Street Upland, IN 46989	Diane Mahon Vice President-Human Resources 1909 S. Main Street Upland, IN 46989

Martha R. Songer Director 1909 S. Main Street Upland, IN 46989	Tracee L. Pennington Treasurer 1909 S. Main Street Upland, IN 46989

Lael E. Boren Director 1909 S. Main Street Upland, IN 46989	Dennis D. Carroll Director 1909 S. Main Street Upland, IN 46989

Craig A. Little Vice President-Engineering 314 North Jackson Street Jackson, MI 49201	Dan M. Barton Vice President – Strategic Performance Management 1909 S. Main Street Upland, IN 46989

AIC Merger Sub, Inc.:

Gregory L. King Director and President 1909 S. Main Street Upland, IN 46989	John G. Kuhnash Treasurer 1909 S. Main Street Upland, IN 469889

Richard VanDeusen Director 1909 S. Main Street Upland, IN 46989	Angela M. Darlington Secretary 1909 S. Main Street Upland, IN 46989

A-2